UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 12, 2007

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

The Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A., in its
meeting on 12th February 2007, has resolved to convene an Annual General
Meeting of Shareholders, which will be held in Bilbao, at the Palacio
Euskalduna, on Abandoibarra Street nº 4, on 15th March 2007, at 12.00 hours under first summons, and in the same place at the same time on 16th March 2007 under second summons, according to the following

AGENDA

ONE.- Examination and approval, where forthcoming, of the annual accounts and management report for Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated financial group. Application of earnings; dividend payout.
Approval of corporate management. All these refer to the year ended 31st
December 2006.

TWO.- Adoption, where forthcoming, of the following resolutions on the appointment and ratification of board members:

2.1.- Appointment of Mr Rafael Bermejo Blanco
2.2.- Ratification of Mr Richard C. Breeden
2.3.- Ratification of Mr Ramón Bustamante y de la Mora
2.4.- Ratification of Mr José Antonio Fernández Rivero
2.5.- Ratification of Mr Ignacio Ferrero Jordi
2.6.- Ratification of Mr Román Knörr Borrás
2.7.- Ratification of Mr Enrique Medina Fernández

Pursuant to paragraph 2 of article 34 of the corporate bylaws, determination of the number of directors at whatever number they are at this moment, according to the resolutions adopted under this agenda item, which will be reported to the AGM for all due effects.

THREE.- Increase by €30,000,000,000.- (THIRTY BILLION EUROS) the maximum nominal amount against which the AGM, 18th March 2006 under its agenda item three, authorises the board of directors to issue fixed-income securities of any kind and nature, including redeemable and exchangeable bonds, non-convertible into equity.

FOUR.- Authorisation for the Company to acquire treasury stock directly or through Group companies, pursuant to article 75 of the Consolidated Text of the Companies Act, establishing the limits and requirements for these acquisitions, with express powers to reduce the Company’s share capital to redeem treasury stock. Conferral of necessary authority to the board of directors to implement the resolutions passed by the AGM in this respect, repealing the authorisation conferred by the AGM, 18th March 2006.

FIVE.- Re-election of the auditors for the 2007 accounts.

SIX.- Amendment of article 36, “Term and renewal of directorships" in the corporate bylaws in order to eliminate the annual renewal of one fifth of the
Board of Directors.

SEVEN.- Constitution of a foundation for economic and social development and cooperation through microfinance activities.

EIGHT.- Conferral of authority to the board of directors, which may in turn delegate said authority, to formalise, correct, interpret and implement the resolutions adopted by the AGM.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February 12, 2007	By:	Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Authorized Representative of BBVA